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19010941

PART III

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SEC FILE NUMBER
8- 69039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E D & F Man Capital Markets Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Securities and Exchange Commission
Trading and Markets
NOV 29 2019
RECEIVED

140 East 45th Street, 10th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Bates 212-844-3693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP.
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

SEC
Mail Processing
Section
NOV 29 2019
Washington DC
406

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Filed pursuant to Rule 17a5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Peter J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E D F Man Capital Markets Inc. as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LORETTA A WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified In Richmond County
Commission Expires April 10, 2022

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Notes to Financial Statements
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (n) An Oath or Affirmation.
- ☐ (o) A copy of the SIPC Supplemental Report.
- ☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (r) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (s) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swap Customer Accounts under 4D9F of the CEA.
- ☐ (t) Supplementary Report of Independent Auditors on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

E D & F Man Capital Markets Inc.
September 30, 2019
With Report of Independent Registered Public
Accounting Firm

E D & F Man Capital Markets Inc.

Statement of Financial Condition

September 30, 2019

Contents:

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of E D & F Man Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E D & F Man Capital Markets Inc., (the Company) as of September 30, 2019 and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We began serving consecutively as E D & F Man Capital Markets Inc.'s auditor since 2012.

Ernst & Young LLP

November 26, 2019

E D & F Man Capital Markets Inc.

Statement of Financial Condition

(In Thousands)

September 30, 2019

Assets		
Cash	$	65,543
Cash and securities segregated under federal and other regulations (cash of $393,684 and securities with a fair value of $109,866)		503,550
Securities purchased under agreements to resell		16,163,697
Securities borrowed		2,440,054
Receivable from broker-dealers and clearing organizations (includes securities with a fair value of $1,318,605)		1,947,636
Trading assets ($705,142 were pledged to creditors)		867,228
Receivable from customers		24,582
Memberships and stock in exchanges owned, at adjusted cost (fair value $3,100)		2,241
Receivable from affiliates		189
Goodwill and intangible assets (net of accumulated amortization of $992)		9,008
Other assets		14,855
Total assets	$	22,038,583
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	16,983,157
Securities loaned		2,441,612
Payable to customers		1,737,237
Payable to broker-dealers and clearing organizations		457,553
Trading liabilities		122,055
Payable to affiliates		2,776
Accrued expenses and other liabilities		50,412
Total liabilities		21,794,802
Commitments, contingencies and guarantees (Note 8)		
Liabilities subordinated to claims of general creditors		20,000
Shares outstanding		400
Additional paid-in capital		143,605
Retained earnings		79,776
Total stockholder's equity		223,781
Total liabilities and stockholder's equity	$	22,038,583

See accompanying notes to statement of financial condition.

1. Organization and Nature of Business

E D & F Man Capital Markets Inc. ("MCM" or "the Company"), is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of E D & F Man Services Inc. ("MSI" or "the Parent"). The Company is an indirect, wholly-owned subsidiary of E D & F Man Holdings Limited ("MHL"), a limited liability company incorporated in England. The Company operates as a broker and a dealer in U.S. treasury, government agency and other fixed income securities. The Company also executes and clears commodity futures, fixed income, equity and equity option transactions for the accounts of its customers and operates as a broker in listed and over-the-counter derivative contracts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and as a Futures Commission Merchant ("FCM") with the U.S. Commodity Futures Trading Commission ("CFTC") and is approved as a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a clearing member of the principal U.S. futures exchanges and the Government Securities and Mortgage Backed Securities Divisions of the Fixed Income Clearing Corporation ("FICC"). Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

At September 30, 2019, cash on the statement of financial condition consisted solely of cash. The Company's cash balances are held with nationally recognized financial institutions, and exceed the federally insured limit. The Company has not experienced any losses in cash accounts and believes it is not subject to any significant credit risk on cash.

The Company is a member of the FICC and clears eligible treasury and government agency securities transactions through the FICC. The Company executes and clears customers' commodity futures transactions through various regulated, clearing organizations (together with FICC, "the Clearing Organizations"). The Company's treasury and agency securities are held in an account with a leading financial institution. The Company utilizes the services of other broker dealers ("the Clearing Brokers") to clear its non-FICC eligible securities transactions. The Clearing Brokers may also hold the Company's non-FICC eligible securities. The Company's clearing and settlement activities can result in concentrations of risk with the Clearing Organizations and the Clearing Brokers. Such risk, however, is mitigated by the Clearing Organizations and Clearing Brokers obligations to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the clearing firms and other members.

Trading Assets and Liabilities

Trading assets and liabilities and related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

The Company's financial instruments are reported at fair value, or amounts that approximate fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

2. Significant Accounting Policies (continued)

Commissions and Fees

Commissions, fees and related clearing expenses are recorded on a trade date basis as securities and futures transactions occur. The Company's performance obligation is satisfied on trade date which is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements) and securities borrowed and securities loaned transactions.

Resale and repurchase agreements are accounted for as collateralized financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and government agency securities, with a fair value equal to or in excess of the principal amount loaned.

The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Interest earned and interest paid on collateralized agreements are recorded in interest income and interest expense on the statement of income.

At September 30, 2019, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred, with a fair value of $51,296,898. The firm has $289,636 pledged to a clearing organization to meet margin requirements.

Securities borrowed and securities loaned transactions in equity and corporate debt securities are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lenders. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(In Thousands)

2. Significant Accounting Policies (continued)

Substantially all of these securities have been repledged, delivered, or otherwise transferred, either as collateral under repurchase agreements or to satisfy the settlement of trading obligations of the Company and its clearing customers.

The Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition when the requirements of ASC 210-20, *Balance Sheet – Offsetting*, are met, including the existence of master netting agreements between the Company and its counterparties.

The following tables present information about the offsetting securities purchased under resale and repurchase agreements and securities borrowed and loaned related collateral amounts in accordance with ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* and ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* as of September 30, 2019.

	Gross amount	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Cash and financial instruments not offset on the Statement of Financial Condition	Net Amount
Financial Assets					
Securities purchased under agreements to resell	**50,781,491**	**(34,617,794)**	**16,163,697**	**(16,117,295)**	**46,402**
Securities borrowed	**2,440,054**	**-**	**2,440,054**	**(2,431,547)**	**8,507**
Financial Liabilities					
Securities sold under agreements to repurchase	**51,600,951**	**(34,617,794)**	**16,983,157**	**(16,953,768)**	**29,389**
Securities loaned	**2,441,612**	**-**	**2,441,612**	**(2,433,718)**	**7,894**

2. Significant Accounting Policies (continued)

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Transactions
(in thousands)

	2019				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase agreements					
U.S. Treasury and agency securities	42,573,990	6,776,131	396,713	1,854,117	51,600,951
Securities lending agreements					
Equity Securities	2,440,993	-	-	-	2,440,993
Corporate Securities	619	-	-	-	619
Total	2,441,612	-	-	-	2,441,612
Gross recognized liabilities	45,015,602	6,776,131	396,713	1,854,117	54,042,563

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of income are translated at the actual rates of exchange during the year. Net gains or losses resulting from foreign currency transactions are included in principal transactions in the statement of income.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill and finite-lived intangible assets are evaluated annually for impairment. There was no impairment charge during the year ended September 30, 2019.

Finite-lived intangible assets consist of customer relationships and are amortized over their estimated useful lives of ten years.

Memberships and Stock in Exchanges Owned

Memberships and stock in exchanges include trading rights and publicly traded shares of exchange stock required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are held for operating purposes and are carried at cost and periodically

(In Thousands)

2. Significant Accounting Policies (continued)

evaluated for impairment, in accordance with ASC 940-340, *Other Assets and Deferred Costs.* There was no impairment charge during the year ended September 30, 2019.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of E D & F Man Holdings Inc. ("MHI" or "the US Holding Company"). The Company accounts for income taxes on a separate company basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of September 30, 2019, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, *Accounting for Uncertainties in Income Taxes.*

Receivable from and payable to Customers

Receivable from and payable to customers primarily arise from commodities transactions and include margin paid and received and gains and losses on open trades. Securities, primarily U.S. government obligations and warehouse receipts, owned by customers and held by the Company as collateral or as margin and the fair value of customers' option positions are not reflected on the statement of financial condition. At September 30, 2019, securities held were $154,899.

(In Thousands)

2. Significant Accounting Policies (continued)

Receivable from and payable to customers also include trades with customers that settle on a Receive Versus Payment or Delivery Versus Payment basis that have passed their settlement date (failed to receive or failed to deliver trades). Securities failed to deliver and securities failed to receive are recorded at the contract price of the securities to be delivered or received by the Company. At September 30, 2019 receivable from customers includes failed to deliver transactions of $11,175 and payable to customers includes failed to receive transactions of $1,994.

Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to clearing organizations represent end-of-day cash and securities deposits held with various clearing organizations. Amounts receivable from and payable to broker - dealers represent end-of-day cash balances and related amounts owed by or to clearing brokers arising from securities and futures transactions. Receivable from broker-dealers includes failed to deliver transactions of $391,211 and payable to broker-dealers includes failed to receive transactions of $281,570. The value of unsettled trades between trade date and settlement date is included in receivable from or payable to broker-dealers, as appropriate. Exposure on failed trades is monitored as part of the Company's risk management process. Unsettled trades and securities failed to deliver/receive are recorded at the contract price of the securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of the securities at September 30, 2019 approximates the amounts owed. Unsettled trades and securities failed to deliver/receive at September 30, 2019 were settled without a material effect on the Company's financial statements taken as a whole.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Topic ASC 842, Leases ("ASC 842"). ASC 842 requires lessees to recognize assets and liabilities for most leases. The objective of the new disclosure requirements is to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance is effective for public business entities for the first annual period beginning after December 15, 2018, although early adoption is permitted. For the financial year commencing on October 1, 2019, the Company will adopt ASC 842. For the year ended September 30, 2019, the Company continues to report under the guidance in effect prior to the adoption of ASC 842. The Company expects that adoption of the new standard will result in the recording of a right-of-use asset of $1,719, a lease liability of $1,966, as well as the elimination of deferred rent of $247 as of October 1, 2019. The Company does not expect any impact to the statement of income or the statement of cash flows. The new lease standard will be applied prospectively to leases existing or commencing on or after October 1, 2019.

(In Thousands)

2. Significant Accounting Policies (continued)

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* ("ASU 2016-13"). The objective of the new disclosure requirements is to provide users of the financial statements with more information on expected credit losses on financial instruments held at each balance sheet date. The amendments in ASU 2016-13 and ASU 2019-05 replace the current incurred loss methodology with an expected loss methodology incorporating a broader range of information to support credit loss estimates. The guidance is effective for public business entities for fiscal years beginning after December 15, 2019. The Company is evaluating the impact of this standard on the financial statements.

As of September 30, 2019 the firm adopted ASU 2016-18, *Restricted Cash*, which requires the Company to show the changes in the total of cash, cash equivalents, segregated cash and segregated cash equivalents on the statement of cash flows

3. Cash and Securities Segregated under Federal and Other Regulations

Included in cash and securities segregated under federal and other regulations on the statement of financial condition at September 30, 2019 are $393,684 of cash and U.S. government obligations with a market value of $93,251 held in separate accounts which are segregated and secured under the Commodity Exchange Act and $16,615 of U.S. Government obligations segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with the Securities Exchange Act.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at September 30, 2019, consist of the following:

	Receivables	Payables
Broker Dealer	$ 424,157	$ 427,839
Clearing Orginizations	1,523,479	29,714
	$ 1,947,636	$ 457,553

5. Fair Value Disclosure

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples include highly liquid U.S. government securities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3 if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples include residential mortgage and other asset-backed securities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has established an Independent Pricing and Valuation ("IPV") Committee that is responsible for the Company's valuation policies, processes and procedures. The IPV Committee is comprised of the Chief Operating, Chief Risk and Chief Financial Officers and the heads of relevant business units. The IPV Committee reports to the Financial Division Risk Committee of MHL. The IPV Committee implements valuation control processes to validate the fair value of the

5. Fair Value Disclosure (continued)

Company's financial instruments, including those derived from pricing models. The control processes are designed to ensure that the values used for financial reporting are based on

observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in Level 3 of the fair value hierarchy include the following:

Model Review – the IPV Committee, in conjunction with the Company's risk department, utilizes a third party pricing model to arrive at Level 3 valuations. The Company's risk department independently reviews the valuation model's theoretical soundness and the inclusion of observable inputs. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques, the use of comparable inputs, broker quotes and third party pricing.

Independent Price Verification – the IPV Committee reviews recently executed transactions and other observable market data, such as exchange data, broker-dealer quotes, third-party pricing vendors, and aggregation services, when validating the fair values of financial instruments generated using its valuation model. The IPV Committee assesses the external sources and their valuation methodologies to determine whether the external providers meet the minimum standards expected of a third party pricing source. Pricing data provided by approved external sources is evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, the IPV Committee generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the fair value of financial instruments.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government, equity securities and exchange traded options are valued using quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

Government agency and corporate securities are valued using quoted market prices, or alternative pricing sources, such as broker or dealer quotations, and are generally classified as

5. Fair Value Disclosure (continued)

Level 2. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

Financial assets that are carried at contractual amounts that approximate fair value include cash, resale agreements, securities borrowed and receivables from broker-dealers and clearing organizations. Financial liabilities that are carried at contractual amounts that approximate fair value include repurchase agreements, securities loaned, subordinated borrowings, payables to broker-dealers and clearing organizations and accrued expenses and other liabilities. These financial instruments are generally short term in nature and bear interest rates that approximate market rates. All of the aforementioned financial instruments are classified within Level 1 of the fair value hierarchy, except for reverse repurchase agreements, securities borrowed, repurchase agreements, securities loaned, subordinated borrowings, and receivables and payables from/ to broker dealers and clearing organizations which are classified within Level 2 of the fair value hierarchy, as they are valued using observable market inputs or are short term in nature. The aforementioned financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value as they are short term in nature, are repriced frequently, and have negligible credit risk.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of September 30, 2019, within the fair value hierarchy:

(In Thousands)

5. Fair Value Disclosure (continued)

	Level 1	Level 2	Level 3	Total
Assets				
Securities segregated under federal and other regulations	$ 109,866	$ -	$ -	$ 109,866
Trading Assets:				
US government and agency securities	741,295	5,209	-	746,504
Corporate securities	-	119,921	-	119,921
Equity securities	803	-	-	803
Receivable from broker-dealers and clearing organizations (U.S. government securities)	1,318,605	-	-	1,318,605
	$ 2,170,569	$ 125,130	$ -	$ 2,295,699
Liabilities				
Trading Liabilities:				
US government and agency securities	$ 875	$ -	$ -	$ 875
Corporate securities	-	118,568	-	118,568
Equity securities	2,612	-	-	2,612
	$ 3,487	$ 118,568	$ -	$ 122,055

There were no transfers between Level 2 and Level 3 during the year.

(In Thousands)

6. Goodwill and Intangible Assets

	Estimated Life	Cost	Accumulated Amortization	Net Book Value
Goodwill	N/A	$ 1,500	$ -	$ 1,500
Customer Relationships	10 years	$ 8,500	$ 992	$ 7,508
Total	N/A	$ 10,000	$ 992	$ 9,008

On September 1, 2018, the Company acquired 100% of the business relationships of certain customer accounts from four individuals and DWG Futures LLC. The amortization expense for the year ended September 30, 2019 was $850 and is included in other expenses on the statement of income.

7. Liabilities Subordinated to Claims of General Creditors

At September 30, 2019, liabilities subordinated to the claims of general creditors consisted of subordinated borrowings carried at contracted amounts, which approximate fair value. These borrowings are subordinated to the claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

MCM has one subordinated note payable to MSI of $20,000, maturing on September 28, 2021. The interest rate, which will reset periodically, is based on LIBOR plus 450 basis points.

8. Commitments, Contingent Liabilities, and Guarantees

The Company leases office space in Chicago under operating leases which expire in 2022. Rental payments are approximately $81 per month. The Chicago lease is secured by a guarantee issued by MHL, the Company's ultimate parent.

(In Thousands)

8. Commitments, Contingent Liabilities, and Guarantees (continued)

Aggregate future minimum rental payments in the years subsequent to September 30, 2019, are approximately as follows:

Year Ending September 30:	
2020	$ 822
2021	605
2022	323
Total	$ 1,750

MSI paid all rental payments for the Chicago lease and recharged the Company for the cost. The charges are included in allocated charges from affiliates on the statement of income.

The Company's lease for office space is subject to rental escalation based on rates agreed to in the lease. The lease for office space also contains an option to extend the term of the lease for one additional period of five years. In order for the Company to sublet or assign the space, the Company requires prior notification to and approval by the Landlord.

In accordance with its clearing agreements, the Company may be required to indemnify its clearing brokers against specified potential losses, if any, arising from the provision of clearing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

The Company is a member of certain clearing organizations and exchanges. As a member, the Company may be required to pay a proportionate share of the financial obligations of a defaulting member of the clearing organizations or exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its own resources. In addition, any such guarantee obligations would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these guarantees and management believes that any potential requirement to make payments under these guarantees is remote.

(In Thousands)

8. Commitments, Contingent Liabilities, and Guarantees (continued)

The Company has access to a $120 million 364-day committed credit facility arranged by a leading financial institution. The Company has a commitment to pay $152 of fees related to this facility. There were no outstanding borrowings under this facility at September 30, 2019.

At September 30, 2019, the Company has guaranteed bank loans of $263 for customers who are members of commodity futures exchanges. The guarantees for customers are secured by exchange memberships and the loans mature on various dates through 2023. In the event these parties default on their loans and the value of the collateral is insufficient to repay the loans, the Company would be required to perform under these guarantees.

From time to time, in the normal course of business, the Company may become party to, or be named in, lawsuits or similar proceedings.The Company believes, based on its present knowledge, that the resolution of any pending legal proceedings, individually or in the aggregate, would not have a material effect on the Company's statement of financial condition.

9. Related-Party Transactions

At September 30, 2019, the Company has the following outstanding balances with related parties:

Receivable from affiliates:		
E D & F Man Switzerland Limited	$	177
Other		12
	$	189
Payable to affiliates:		
E D & F Man Client Services Inc.	$	2,237
E D & F Man Capital Markets Limited		360
Other		179
	$	2,776

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for affiliates and utilizes clearing brokers to execute and clear transactions on exchanges where the Company is not a member. Included in receivable from broker-dealers is $7,873 receivable from E D & F Man Capital Markets Limited ("MCM

(In Thousands)

9. Related-Party Transactions (continued)

Ltd") related to such transactions. Included in payable to customers are $118,455 due to MCM Ltd and $2,430 due to other affiliates.

Payable to customers also includes $168 payable to employees. Included in employee compensation and benefits is $1,790 charged by MSI for employee benefit costs.

The Company has entered into Expense Sharing Agreements with various related parties. MSI pays expenses, including support, rent, utilities, and information technology for certain of the related entities in the United States. MSI allocates operating charges related to these costs to various related parties, including the Company.

MCM Ltd pays for certain expenses on behalf of the Company, including communications, technology and personnel costs and the Company pays for certain expenses on behalf of MCM Ltd, including technology support costs.

The Company is included in the consolidated tax return of MHI. During the year, the Company made tax payments of $5,820 to MHI.

At September 30, 2019, the Company had $20,000 in subordinated notes payable to MSI.

E D & F Man Treasury Management plc ("MTM") and E D & F Man Capital Markets Treasury Management plc ("MCMTM") have made available committed and uncommitted borrowing facilities to various affiliated entities, including the Company. From time to time, the Company borrows funds from MTM or MCMTM. Interest is charged on the borrowings at a spread over 1 month LIBOR. There were no outstanding borrowings at year end.

On July 24, 2019, MSI gave access to 20,000 CME shares to MCM in order for MCM to benefit from CME Equity Clearing Member rates on MCM's business. On August 23, 2019, MSI gave access to its remaining 7,591 CME shares and E D & F Man Professional Trading Services Inc.

(In Thousands)

9. Related-Party Transactions (continued)

gave access to 2,409 CME shares to MCM in order to give MCM CBOT Clearing Firm Equity status.

From time to time, E D & F Man Client Services Inc. ("MCS") purchases outstanding receivables from the Company at a discount to book value. The total amount of receivables purchased by MCS in the year ending September 30, 2019 was $21,320.

10. Employee Benefit Plans

Substantially, all employees of the Company are covered by MHI's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for FCM's and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or $1,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC. At September 30, 2019, the Company had regulatory capital of $243,781, net capital of $187,275 and excess net capital of $110,021. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

12. Taxation

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate company taxpayer rather than a member of MHI's consolidated income tax return group.

(In Thousands)

12. Taxation (continued)

The Company provides for its portion of income taxes in its financial statements as follows:

Current		
U.S. federal	$	9,139
State and local		1,924
		11,063
Deferred		
U.S. federal		(288)
State and local		(40)
		(328)
Income Tax Expense	$	10,735

As of September 30, 2019, the Company has recorded a deferred tax asset of $715 on its statement of financial condition. The deferred tax asset consists primarily of temporary differences related to deferred rent amortization and expense accruals. These assets are offset by deferred tax liabilities arising from differences in the book and tax basis of fixed assets as a result of accelerated tax depreciation, as well as prepaid deductions.

The Company accrues the income tax benefit at the enacted statutory rate. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

The Company is subject to the provisions of ASC 740. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained upon examination by a taxing authority and requires measurement of a tax position meeting the "more-likely-than-not" criterion, based on the largest benefit that has a greater than 50% likelihood of being realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of September 30, 2019. The US Holding Company was audited by the IRS for tax years ended September 30, 2009 and 2010. During the year ended September 30, 2013, the IRS issued a no

(In Thousands)

12. Taxation (continued)

change letter on both years. During the year ended September 30, 2019, the IRS conducted an audit of the US Holding Company for the year ended September 30, 2016 and issued a no change letter for that year.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. During the year ended September 30, 2019, the Company did not accrue any interest or penalties as the Company did not have any unrecognized tax benefits or uncertain tax positions during the year. The Company does not expect any significant changes to the unrecognized tax benefits or uncertain tax positions in the next twelve months.

13. Derivative Instruments

The Company holds positions in exchange-traded interest rate and currency futures to mitigate risks arising from its business activities. The Company facilitates counterparty transactions in To Be Announced securities ("TBAs"). These transactions are subject to varying degrees of market and credit risk.

The following table quantifies the derivative and TBA balances recorded in trading assets, receivable from customers, payable to customers and payable to broker-dealers and clearing organizations on the statement of financial condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives on a gross basis:

Derivatives not designated or qualifying as hedging instruments

	Notional	Positive Replacement Value	Notional	Negative Replacement Value
Exchange-traded futures contracts	$ 46,891	$ 467	$ -	$ -
TBA forward contracts	$ 8,472,725	$ 23,290	$ 8,477,791	$ 21,565

Revenues from TBA transactions and exchange-traded futures transactions are included in principal transactions on the statement of income.

Exchange-traded futures transactions are classified within Level 1 of the fair value hierarchy. TBA transactions are classified within Level 2 of the fair value hierarchy.

14. Subsequent Events

The Company has evaluated subsequent events through November 26, 2019, the date on which these financial statements were issued. On November 4, 2019 the Company declared and paid a dividend of $23,500 to its parent.